

October 29, 2009

Mr. Kevin W. Markey
Principal Financial and Accounting Officer
PNG Ventures, Inc.
5310 Harvest Hill Rd., Suite 229
Dallas, Texas 75230

> **Re:** **PNG Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 13, 2009**
> **Response letter dated September 30, 2009**
> **File No. 000-29735**

Dear Mr. Markey:

We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   In your next response, please provide the representations regarding the adequacy and accuracy of your disclosures requested at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Results of Operations - PNG Ventures, Inc.

Year Ended December 31, 2008 (as defined) compared to December 31, 2007

Cost of Sales, page 23

2.   Your response to prior comment three explains that SAB 11:B contemplates the presentation of cost of sales excluding depreciation and amortization, with an appropriately modified caption. Please note that SAB 11:B also explains that "To avoid placing undue emphasis on "cash flow," depreciation, depletion and amortization should not be positioned in the income statement in a manner which

results in reporting a figure for income before depreciation." To the extent you continue to present cost of sales excluding depreciation and amortization, please also modify your presentation to discontinue the use of the measure of gross profit.

3.   Your response to prior comment three also explains that "Certain production costs could be reclassified into cost of sales in accordance with ARB 43. However, since they constitute a small percentage of sales, the Company determined that there would be no material impact to the results and maintained the consistent presentation." Please supplementally provide us a SAB 99/108 analysis to support your statement that there would be no material impact to your results.

Liquidity and Capital Resources, page 24

4.   Your response to prior comment four explains that you do not believe SFAS 133 applies to this transaction. Given the price redetermination provisions of your convertible debt, please tell us the specific reasons why you believe SFAS 133 is not applicable.

Notes to Consolidated Financial Statements

Note 1 Basis of Presentation, page F-8

5.   Please tell us if the debt holder who was granted an irrevocable proxy to vote the shares as well as a security interest in the shares and an option to convert such shares in exchange for settlement of part of the debt was considered a related party, or had a pre-existing relationship with ELNG, New ELNG, Earth Biofuels, Inc., or PNG Ventures.

6.   Within your Form 8-K filed July 7, 2008 announcing the completion of the acquisition with ELNG, we note the following statements:

- "…the Share Exchange also resulted in a change in control of the Company, with EBOF beneficially owning and controlling (through its ownership of ELNG), 7,000,000 Exchange Shares of the Company out of a total of 10,804,634 issued and outstanding shares after giving effect to the Share Exchange…"

- "As PNG was a blank check company prior to the Share Exchange, New ELNG is considered the accounting survivor/operating company for financial reporting purposes."

- "The Share Exchange resulted in a change in control of the Company with EBOF owning beneficially 8,900,000 shares of common stock of the Company out of a total of 12,704,634 fully diluted shares issued and outstanding shares after giving effect to the Share Exchange."

- "Contemporaneously with the closing of the Share Exchange, and pursuant to the Exchange Agreement, the current officers and directors of the Company resigned and EBOF elected all of the directors of the Company and appointed its principal officers."

Please contrast the statements above from your Form 8-K with the assertions in your response to prior comment nine that 1) subsequent to the Share Exchange agreement, PNG maintained control, and 2) ELNG did not get control of PNG's Board and did not participate in the Company's management after June 30, 2008.

Please also explain to us the facts and circumstances that changed that led to you to conclude that ELNG, or New ELNG was not the accounting acquirer.

Note 10 Litigation

Kelley, page F-18

7.   We note from your response to prior comment 11 your belief that "Even though the change in circumstances did not support the standard for the previous accrual, we believe it would have been inappropriate and misleading to reverse the accrual." As it does not appear you have met the standards for recording the accrual under SFAS 5, please clarify why you believe it would be "…inappropriate and misleading to reverse the accrual."

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief